UNITED STATES SECURITIES AND

EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

LAMPERD LESS LETHAL INC.

(Exact name of registrant as specified in its corporate charter)

000-50011

(Commission File Number)

Nevada

(State or other jurisdiction of incorporation)

98-0358040

(IRS Employer Identification No.)

1108-1030 West Georgia Street

Vancouver, British Columbia, Canada V6E 2Y3

(Address of principal executive offices)

604.662.7900

(Issuer's telephone number, including area code)

D/CZM/687384.2

LAMPERD LESS LETHAL INC.

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE SECURITIES

EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

GENERAL

This Information Statement is being delivered on or about April 21, 2005 to the holders of record of the shares of common stock (the "Common Stock") of Lamperd Less Lethal Inc., formerly Sinewire Networks Inc., a Nevada corporation (the "Company") as of April 1, 2005. On March 24, 2005, the Company entered into a Share Exchange Agreement (the "Share Exchange Agreement") with 1476246 Ontario Limited, an Ontario corporation doing business as Lamperd Less Lethal ("Priveco"), Patrick Ward, Hani Zabaneh and the principal shareholders of Priveco as set out in the Share Exchange Agreement.

The Share Exchange Agreement contemplates that the Company will acquire all the issued and outstanding shares of Priveco in consideration for the issuance of an aggregate of approximately 26,000,000 shares of the Company's common stock which will represent approximately 51.5% of the Company's outstanding shares upon closing. The terms and conditions of the Share Exchange Agreement are summarized below under the heading "THE SHARE EXCHANGE AGREEMENT".

The Share Exchange Agreement contemplates that the Company's current board of directors will appoint Terry Smith, Edward Ferguson, Barry Lamperd, Alexander Purvis Glen and Dominic DiCarlo as members of the Company's board of directors. The appointment of the new board will be effective at least ten days after the delivery of this Information Statement. Following the effective date, Terry Smith, Edward Ferguson, Barry Lamperd, Alexander Purvis Glen and Dominic DiCarlo will be appointed to the board of directors of the Company. Such directors, however, will not take office until at least ten days after this Information Statement is mailed or delivered to all of the shareholders of the Company in compliance with Section 14(f) of the Securities Act of 1934, as amended, and Rule 14(f)-1 thereunder.

THIS INFORMATION STATEMENT IS PROVIDED TO YOU FOR INFORMATION PURPOSES ONLY. THE COMPANY IS NOT SOLICITING PROXIES IN CONNECTION WITH THE ITEMS DESCRIBED IN THIS INFORMATION STATEMENT. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

THE SHARE EXCHANGE AGREEMENT

The Share Exchange Agreement is summarized as follows:

Priveco

Priveco was incorporated under the laws of the Province of Ontario on November 22, 2001. Priveco is developer and manufacturer of civil defence equipment, as described below.

The Share Exchange Agreement

The Share Exchange Agreement contemplates the acquisition by the Company of all of the issued and outstanding shars of Priveco from the shareholders of Priveco. Upon completion of the Share Exchange Agreement, the Company will issue shares of its common stock to the shareholders of Priveco on the basis of one share of the Company's common stock for each 3.8461538 outstanding common shares of Priveco. There are presently 100,000,000 common shares of Priveco issued and outstanding. Provided that all of the shareholders of Priveco agree to exchange their shares pursuant to the terms of the Share Exchange Agreement, the Company will issue 26,000,000 shares of the Company's common stock to the shareholders of Priveco on completion of the Share Exchange Agreement.

The shares of the Company's common stock to be issued to shareholders of Priveco on completion of the Share Exchange Agreement will not be registered under the Securities Act of 1933 (the "1933 Act") or under the securities laws of any state in the United States, and will be issued in reliance upon an exemption from registration under the 1933 Act and an exemption from the registration and prospectus requirements of the Securities Act (Ontario) and the Securities Act (British Columbia).

Conditions Precedent to the Closing of the Share Exchange Agreement

The closing of the Share Exchange Agreement is subject to satisfaction of conditions precedent to closing as set forth in the Share Exchange Agreement including, but not limited to, the following:

1.	the Company and Priveco will have received duly executed copies of all third-party consents and approvals contemplated by the Share Exchange Agreement;
2.	no material adverse effect will have occurred with the business or assets of the Company or Priveco since the date of the Share Exchange Agreement;
3.

no suit, action or proceeding will be pending or threatened which would (i) prevent the consummation of any of the transactions contemplated by the Share Exchange Agreement, or (ii) cause the transaction to be rescinded following consummation;

4.	Priveco will have no more than 100,000,000 shares outstanding on the closing date of the Share Exchange Agreement;
5.

the Company will have no more than 23,000,000 shares outstanding on the closing date immediately prior to the issuance of the 26,000,000 shares to be issued in connection with the Share Exchange Agreement and immediately prior to the 1,500,000 shares to be issued to Higgs Investment Group Inc. ("Higgs Investment") pursuant to the Subscription Agreement dated April 14, 2005 (the "Private Placement"), between the Company and Higgs Investment;

6.

Patrick Ward will tender 100,000,000 shares of the Company's common stock for cancellation without consideration and Hani Zabaneh will tender 99,580,000 shares of the Company's common stock for cancellation without consideration;

7.	the Company and Priveco will be reasonably satisfied with their respective due diligence investigation of each other; and

8.

Priveco will have received a signed director's resolution of the Company appointing Terry Smith, Edward Ferguson, Barry Lamperd, Alexander Purvis Glen and Dominic DiCarlo to the Company's board of directors, which appointments will be effective at least ten days after the filing of this Information Statement.

Due to conditions precedent to closing, as set out above, and the risk that these conditions precedent will not be satisfied, there is no assurance that the Company will complete the share exchange as contemplated in the Share Exchange Agreement.

Closing of the Share Exchange Agreement

The closing date for the closing of the Share Exchange Agreement is anticipated to be April 22, 2005, subject to the satisfaction of the conditions precedent to closing by that date. The Share Exchange Agreement contemplates that it may be terminated at any time prior to the closing date if the Share Exchange Agreement has not been consummated prior to March 31, 2005, unless the parties agree to extend the closing date in writing and in accordance with the notice provisions as set out in the Share Exchange Agreement.

Upon closing of the Share Exchange Agreement, the Company will be reorganized as follows:

1.	the Company's issued and outstanding shares will consist of 50,500,000 shares of common stock;
2.	the Company will own Priveco as a wholly-owned subsidiary;
3.	the former shareholders of Priveco will own 26,000,000 shares of the Company's common stock, representing approximately 51.5% of the issued and outstanding shares of the Company; and
4.	the board of directors of the Company will be comprised of Terry Smith, Edward Ferguson, Barry Lamperd, Alexander Purvis Glen and Dominic DiCarlo.

Upon consummation of the Share Exchange Agreement, the reorganization of the Company will result in a change of control of the Company.

Description of the Business of Priveco

Priveco is a developer and manufacturer of civil defence equipment that is designed as a less lethal alternative to conventional weapons. The products consist of launchers and munitions that are designed to apprehend and subdue as opposed to kill opponents, and at the same time, ensure the safety of the personnel using the equipment. The products are primarily designed for and used by military and police personnel in connection with crowd control and general police-keeping activities.

The Priveco product line consists of three launchers and five types of munitions used exclusively by the launchers. The launchers include: a hand held model called the Defender 1; a longer version called the Defender 2; and the Military Peace Keeper, or MPK version, that combines lethal and less lethal technologies in one launcher. The launchers fire 5 to 10 shots, depending upon the launcher version.

The five types of proprietary munitions used by the launchers consist of sock rounds, WASP synthetic rounds, distractionary rounds, liquid incapacitant rounds, and training rounds. The sock round fires a pouch or "beanbag" projectile filled with lead pellets. Each sock round contains a proprietary "tail" attached to the end of the round which stabilizes the round and increases accuracy. The distractionary round is an alternative to conventional stun grenades and provides a bright flash combined with a 145 decibel noise, used to disorient and temporarily blind opponents without causing permanent damage. Incapacitant rounds fire either a liquid or powder form of pepper spray designed to temporarily blind opponents. Training rounds are non-lethal munitions used by military and police personnel to carry out training exercises amongst themselves in preparation for hostile or combat situations. The WASP round is Priveco's most technologically advanced product. The round consists of a butyl composite material that does not harden in colder climates, resulting in a safer and more accurate projectile.

Priveco's munitions have been approved by the Joint Less-lethal Weapons program in the United States. The program was established in order to provide certain personnel with a variety of non-lethal weapons products. Such products are primarily designed to incapacitate personnel or material, while minimizing fatalities, permanent injury and damage to property and the environment.

In furtherance of the marketing and sales of Priveco's products, Priveco has been assigned a NATO Commercial and Government Entity Code which enables it to sell military supplies to NATO member countries. In addition, Priveco has been granted a Canadian Business Firearms License, which allows the company to manufacture, repair, store, import, export and sell its proprietary products.

VOTING SECURITIES AND PRINCIPAL SHAREHOLDERS

Voting Securities of the Company

On April 1, 2005, there were 222,580,000 shares of the Company's common stock issued and outstanding. Each share of common stock entitles the holder thereof to one vote on each matter that may come before a meeting of the shareholders.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information concerning the number of shares of the Company's common stock owned beneficially as of April 1, 2005 by: (i) each person (including any group) known to us to own more than five percent (5%) of any class of the Company's voting securities, (ii) each of the Company's directors and named executive officers, and (iii) officers and directors as a group. Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.

Current Beneficial Owners
Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner(1)	Percent of Class
Common Shares	Hani Zabaneh (Executive Officer, Director) 1605 Chippendale Road, West Vancouver, B.C. Canada V7S 2N6	100,000,000	44.9%
Common Shares	Patrick Ward 1605 Chippendale Road, West Vancouver, B.C. Canada V7S 2N6	100,000,000	44.9%
Common Shares	All Officers, Directors and persons owning more than 5% as a group	200,000,000	89.8%

(1)

Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person's actual ownership or voting power with respect to the number of shares of common stock actually outstanding on April 1, 2005. As of April 1, 2005, there were 222,580,000 shares of the Company's common stock issued and outstanding.

The following table sets forth certain information concerning the number of shares of the Company's common stock, anticipated to be acquired upon the closing of the Share Exchange Agreement by: (i) each person (including any group) anticipated to own more than five percent (5%) of any class of the Company's voting securities; (ii) each of the Company's proposed directors and named executive officers; and (iii) proposed officers and directors as a group.

Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.

Beneficial Owners on Closing of Share Exchange Agreement
Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner(1)(2)	Percent of Class
Common Shares	Barry Lamperd (Director and President) 1041 Brimwood Crescent Sarnia, Ontario N7S 5E8	5,980,000	11.8%
Common Shares	D'Arcy David William Bell (Vice-President) 1280 Marcin Road Sarnia, Ontario N7V 3J9	5,980,000	11.8%
Common Shares	Dominic DiCarlo (Director and Vice-President) 1981 Rainbow Trail Sarnia, Ontario N7T 7H6	2,990,000	5.9%
Common Shares	Ernie Taglione 2155 Huron Shores Drive Sarnia, Ontario N7V 3J9	2,990,000	5.9%
Common Shares	Bruce Strebinger(3) 338 North Dollarton Highway North Vancouver, British Columbia V7G 1N1	2,990,000	5.9%
Common Shares	Mercer Investments Inc. (3) 1610 Wesbrook Crescent Vancouver, British Columbia V6T 1W1	2,990,000	5.9%
Common Shares	Terry Smith (Director) 58 Kennedy Drive Keene, New Hampshire 03431	Nil	Nil
Common Shares	Edward Ferguson (Director) 20752 Miles Street South Clinton Township, Michigan 48036	Nil	Nil
Common Shares	Alexander Purvis Glen (Director) 7911 Kalview Drive Coldstream, British Columbia V1B 2S3	Nil	Nil
Common Shares	All Officers, Directors and persons owning more than 5% as a Group (9 persons)	23,920,000	47.4%

(1)

Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person's actual ownership or voting power with respect to the number of shares of common stock actually outstanding. Percentages are based on number of shares outstanding after 26,000,000 shares have been issued in connection with the closing of the acquisition and 1,500,000 shares have been issued pursuant to the Private Placement.

(2)

As a condition to closing of the Share Exchange Agreement, Patrick Ward will tender 100,000,000 shares in the capital of the Company for cancellation without consideration and Hani Zabaneh will tender 99,580,000 shares in the capital of the Company for cancellation without consideration.

(3)

The shares of common stock held by Bruce Strebinger and Mercer Investments Inc. are subject to a voting agreement dated March 18, 2005 (the "Voting Agreement"). Pursuant to the provisions of the Voting

Agreement, Bruce Strebinger and Mercer Investments Inc. vested all voting power of all shares beneficially owned in the capital of the Company in favor of Barry Lamperd, D'Arcy David William Bell and Dominic DiCarlo until April 1, 2008.

Change in Control

There will be a change in control of the Company upon completion of the share exchange contemplated by the Share Exchange Agreement. The board of directors of the Company will be comprised of Terry Smith, Edward Ferguson, Barry Lamperd, Alexander Purvis Glen and Dominic DiCarlo. The former shareholders of Priveco will own 26,000,000 shares of the Company's common stock, representing 51.5% of the issued and outstanding shares of the Company.

DIRECTORS AND EXECUTIVE OFFICERS

As a condition to the closing of the Share Exchange Agreement, the Company's current board of directors will appoint Terry Smith, Edward Ferguson, Barry Lamperd, Alexander Purvis Glen and Dominic DiCarlo as members of the Company's board of directors upon closing. Such directors, however, will not take office until at least ten days after this Information Statement is mailed or delivered to all of the shareholders of the Company in compliance with Section 14(f) of the Securities Act of 1934, as amended, and Rule 14(f)-1 thereunder.

The following table sets forth information regarding the Company's current director and executive officer:

Name, Place of Residence	Position Held	Age	Date First Appointed
Hani Zabaneh 1605 Chippendale Road, West Vancouver, B.C., Canada V7S 2N6	President, Secretary, Treasurer, Director	33	October 22, 2001 (Secretary) February 25, 2005 (President and Treasurer)

Business Experience

The following is a brief account of the education and business experience of the current director and executive officer during at least the past five years, indicating the person's principal occupation during the period, and the name and principal business of the organization by which he was employed.

HANI ZABANEH

From 2000 to 2002, Mr. Zabaneh was the chief executive officer of Stock House Media Inc., a global provider of financial content and online community development products. From 1998 to 2000, Mr. Zabaneh was the director of operations for Stock House Media Inc. From 1996 to 1998, Mr. Zabaneh worked as an analyst with Reliance Geographical Services Inc., an exploration company. Mr. Zabaneh has a Bachelor of Science (Honors) from Queen's University.

Proposed Directors and Executive Officers

The following table sets forth information regarding the Company's proposed directors and officers, to be appointed upon the closing of the Share Exchange Agreement and upon compliance with Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder:

Name and Address of Proposed Director or Executive Officer	Proposed Position with the Company	Age
DIRECTORS
Terry Smith 58 Kennedy Drive Keene, New Hampshire 03431	Director	52
Edward Ferguson 20752 Miles Street South Clinton Township, Michigan 48036	Director	58
Barry Lamperd 1041 Brimwood Crescent Sarnia, Ontario N7S 5E8	Director	57
Alexander Purvis Glen 7911 Kalview Drive Coldstream, British Columbia V1B 2S3	Director	58
Dominic DiCarlo 1981 Rainbow Trail Sarnia, Ontario N7T 7H6	Director	56
EXECUTIVE OFFICERS
Barry Lamperd 1041 Brimwood Crescent Sarnia, Ontario N7S 5E8	President	57
D'Arcy David William Bell 1280 Marcin Road Sarnia, Ontario N7V 3J9	Vice-President	51
Dominic DiCarlo 1981 Rainbow Trail Sarnia, Ontario N7T 7H6	Vice-President	56

Business Experience

The following is a brief account of the education and business experience of each proposed director and executive officer to be appointed upon the closing of the Share Exchange Agreement, during at least the past five years, indicating each person's principal occupation during the period, and the name and principal business of the organization by which he or she was employed.

TERRY SMITH

Upon the closing of the Share Exchange Agreement, Terry Smith is anticipated to be appointed a director of the Company. Terry Smith is the program manager for Monadnock Lifetime Products, Inc., a wholly-owned subsidiary of Armor Holdings, Inc. Armor Holdings, Inc. is a diversified manufacturer of branded products for the military, law enforcement organizations and personnel safety markets and is listed on the New York Stock Exchange. Mr. Smith's duties include the development of curriculum courseware for the Monadnock Defensive Tactics System, Monadnock Expandable Baton and the PR-24-inch side-handle control baton certification programs. Prior to becoming program manager of Monadnock Lifetime Products, Inc., Mr. Smith had a career with the Marion County Sheriff's Department in Indianapolis, Indiana where he was deputy sheriff and a senior training instructor. Mr. Smith holds a Bachelor of Science degree from Indiana University.

EDWARD FERGUSON

Upon the closing of the Share Exchange Agreement, Edward Ferguson is anticipated to be appointed a director of the Company. Mr. Ferguson is a United States Navy combat veteran. Between 1990 and 1993, Mr. Ferguson independently owned and operated E.L.F., an advertising and marketing company. Since 1993, Mr. Ferguson has been associated with Fox Labs International Inc., and in 1997, Mr. Ferguson became the president and 50% shareholder of Fox Labs International Inc.

BARRY LAMPERD

Upon the closing of the Share Exchange Agreement, Barry Lamperd is anticipated to be appointed a director and the president of the Company. In 1989, Mr. Lamperd started Pine Tree Law Enforcement Products, a company focussed on the design, production and manufacture of products for a variety of uses by law enforcement, military and corrections personnel. In January of 2005, Pine Tree Law Enforcement Products was acquired by Priveco. Upon the acquisition, Mr. Lamperd was appointed president of Priveco and currently supervises product research and development of the company. Mr. Lamperd is a member of the Police and Military Advisory Board, an organization that sets the training standards for police and military personnel in Canada.

ALEXANDER PURVIS GLEN

Upon the closing of the Share Exchange Agreement, Alexander Purvis Glen is anticipated to be appointed a director of the Company. From 1966 to 1991, Mr. Glen carried out a career with the Royal Canadian Mounted Police. In addition to his formal training obtained during his career with the Royal Canadian Mounted Police, Mr. Glen was promoted to Non-Commissioned Officer in charge of tactical operations for the Royal Canadian Mounted Police Special Emergency Response Team where he was responsible for counter terrorist and hostage rescue operations for Canada until it was replaced by the Canadian military's Joint Task Force 2. As a Non-Commissioned Officer, Mr. Glen developed and organized tactical operations programs for the Emergency Response Team, and developed less lethal equipment, firearms policy, firearms programs and body armor selection. During this period, Mr. Glen received formal terrorist tactical training from: the British Special Air Services, Britain's counter terrorist force; the German Federal Border Group 9, Germany's counter terrorist group GSG9; and the Federal Bureau of Investigations Hostage Rescue Team. Following his career with the Royal Canadian Mounted Police, Mr. Glen became employed by R. Nicholls Distributors Inc., a private Canadian corporation, where he markets tactical and less lethal products. Currently, Mr. Glen is a director of R. Nicholls Distributors Inc.

DOMINIC DICARLO

Upon the closing of the Share Exchange Agreement, Dominic DiCarlo is anticipated to be appointed a director and vice-president of the Company. Mr. DiCarlo is the president of T.R.E.L. Of Sarnia Limited, a machine shop. Mr. DiCarlo graduated from Fanshaw College of London, Ontario in 1969.

D'ARCY DAVID WILLIAM BELL

Upon the closing of the Share Exchange Agreement, D'Arcy David William Bell is anticipated to be appointed a director and vice-president of the Company. Mr. Bell is a partner with the law firm George Murray Shipley Bell LLP where he has a diverse practice including corporate commercial law. Mr. Bell graduated with a Bachelor of Laws from the University of Windsor.

LEGAL PROCEEDINGS INVOLVING DIRECTORS AND EXECUTIVE OFFICERS

The Company is not aware of any legal proceedings in which any director or officer, any proposed director or officer, or any owner of record or beneficial owner of more than 5% of any class of voting securities of the Company, or any affiliate of any such director or officer, proposed director or officer or security holder, is a party adverse to the Company or has a material interest adverse to the Company.

BOARD AND COMMITTEE MEETINGS

The board of directors of the Company held no formal meetings during the year ended December 31, 2004. All proceedings of the board of directors were conducted by resolutions consented to in writing by all the directors and filed with the minutes of the proceedings of the directors. Such resolutions consented to in writing by the directors entitled to vote on that resolution at a meeting of the directors are, according to the Nevada General Corporate Law and the By-laws of the Company, as valid and effective as if they had been passed at a meeting of the directors duly called and held.

The Company currently does not have nominating, compensation or audit committees or committees performing similar functions nor does the Company have a written nominating, compensation or audit committee charter. The board of directors of the Company does not believe that it is necessary to have such committees because it believes that the functions of such committees can be adequately performed by the board of directors, solely consisting of Hani Zabaneh.

In its capacity as a nominating and audit committee, the board of directors has determined that it does not have any members that qualify as "independent" as the term is used in Item 7(d)(2)(ii)(D) and Item 7(d)(3)(iv)(B) of Schedule 14A under the Securities Exchange Act of 1934, as amended, and as defined by Rule 4200(a)(14) of the NASD Rules.

The Company does not have any defined policy or procedure requirements for shareholders to submit recommendations or nominations for directors. The board of directors believes that, given the early stages of the Company's development, a specific nominating policy would be premature and of little assistance until the Company's business operations develop to a more advanced level. The Company does not currently have any specific or minimum criteria for the election of nominees to the board of directors and the Company does not have any specific process or procedure for evaluating such nominees. The board of directors assesses all candidates, whether submitted by management or shareholders, and makes recommendations for election or appointment.

A shareholder who wishes to communicate with the Company's board of directors may do so by directing a written request addressed to the president, Hani Zabaneh, at the address appearing on the first page of this Information Statement.

CERTAIN RELATED TRANSACTIONS AND RELATIONSHIPS

Except as described below, none of the following persons has any direct or indirect material interest in any transaction to which the Company was or is a party during the past two years, or in any proposed transaction to which the Company proposes to be a party:

(1)	any director or officer of the Company;
(2)	any proposed director of officer of the Company;
(3)	any person who beneficially owns, directly or indirectly, shares carrying more than 5% of the voting rights attached to the Company's common stock; or
(4)	any relative or spouse of any of the foregoing persons, or any relative of such spouse, who has the same house as such person or who is a director or officer of any parent or subsidiary.

Upon closing of the Share Exchange Agreement, the following proposed directors and officers will acquire the following number of shares in the capital of the Company:

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent of Class (1) (2)
Common Shares	Barry Lamperd 1041 Brimwood Crescent Sarnia, Ontario N7S 5E8	5,980,000	11.8%
Common Shares	D'Arcy David William Bell 1280 Marcin Road Sarnia, Ontario N7V 3J9	5,980,000	11.8%
Common Shares	Dominic DiCarlo 1981 Rainbow Trail Sarnia, Ontario N7T 7H6	2,990,000	5.9%

(1)

As a condition to closing of the Share Exchange Agreement, Patrick Ward will tender 100,000,000 shares in the capital of the Company for cancellation without consideration and Hani Zabaneh will tender 99,580,000 shares in the capital of the Company for cancellation without consideration.

(2)

Based on 50,500,000 shares of common stock anticipated to be issued and outstanding after 26,000,000 shares have been issued in connection with the closing of the acquisition and 1,500,000 shares have been issued pursuant to the Private Placement.

COMPLIANCE WITH SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's executive officers and directors, and persons who beneficially own more than 10% of a registered class of the Company's equity securities to file with the Securities and Exchange Commission initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of the Company's common stock and other equity securities, on Forms 3, 4 and 5 respectively. Executive officers, directors and greater than 10% shareholders are required by the Securities and Exchange Commission regulations to furnish the Company with copies of all Section 16(a) reports they file. Based on the Company's review of the copies of such forms received by it, and to the best of the Company's knowledge, all executive officers, directors and greater than 10% shareholders filed the required reports in a timely manner.

EXECUTIVE COMPENSATION

Particulars of compensation paid to:

1.	the Company's chief executive officer ("CEO");
2.

each of the Company's four most highly compensated executive officers who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $100,000 per year; or

3.

any additional individuals for whom disclosure would have been provided under (2) but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year;

(each a "Named Executive Officer") is set out in the summary compensation table below:

SUMMARY COMPENSATION TABLE
		Annual Compensation			Long Term Compensation
					Awards(1)		Payouts
Name and Principal Position	Year	Salary	Bonus	Other Annual Compen-sation(2)	Securities Under Options/SARs Granted	Restricted Shares or Restricted Share Units	LTIP Payouts	All Other Compen-sation
Hani Zabaneh President, Secretary, Treasurer(3)	2004 2003 2002	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Patrick Ward President and Treasurer(4)	2004 2003 2002	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
(1)

Other than indicated below, the Company has not granted any restricted shares or restricted share units, stock appreciation rights or long term incentive plan payouts to the Named Executive Officers during the fiscal years indicated.

(2)

The value of prerequisites and other personal benefits, securities and property for the Named Executive Officers that do not exceed the lesser of $50,000 or 10% of the total of the annual salary and bonus are not reported herein.

(3)	Hani Zabaneh was appointed Secretary of the Company on October 22, 2001 and President and Treasurer on February 25, 2005.

(4)	Patrick Ward was appointed President and Treasurer of the Company on October 22, 2001 and resigned from such positions on February 25, 2005.

Options and SARS

There were no options granted to the Named Executive Officers during the most recently completed financial year. There were no options exercised by the Named Executive Officers during the most recently completed financial year. There were no options held by the Named Executive Officers that were repriced downward during the most recently completed financial year. There were no defined benefits or actuarial plans in place for the Named Executive Officers during the most recently completed financial year. There are no employment contracts or compensatory plans or arrangements between the Company and the Named Executive Officers. The Company has no compensation committee.

Employment/Consulting Agreements

The Company does not currently have any active employment or consulting agreements with any parties.

Long-Term Incentive Plans

There are no arrangements or plans in which the Company provides pension, retirement or similar benefits for directors or executive officers, except that the Company's directors and executive officers may receive stock options at the discretion of its board of directors. The Company does not have any material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company's directors or executive officers, except that stock options may be granted at the discretion of the board of directors.

As of the date of this Information Statement, the Company has no compensatory plan or arrangement with respect to any officer that results or will result in the payment of compensation in any form from the resignation, retirement or any other termination of employment of such officer's employment with the Company, from a change in control of the Company or a change in such officer's responsibilities following a change in control where the value of such compensation exceeds $60,000 per executive officer.

Directors' Compensation

The Company reimburses its directors for expenses incurred in connection with attending board meetings. The Company did not pay director's fees or other cash compensation for services rendered to its sole director in the year ended December 31, 2004.

The Company has no other formal plan for compensating its directors for their service in their capacity as directors although such directors are expected to receive options in the future to purchase shares of common stock as awarded by the Company's board of directors or (as to future options) a compensation committee which may be established in the future. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Company's board of directors. The board of directors may award special remuneration to any director undertaking any special services on behalf of the Company other than services ordinarily required of a director.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

LAMPERD LESS LETHAL INC.

/s/ Hani Zabaneh___________

Hani Zabaneh

President

Dated: April 20, 2005